ASSET ACCEPTANCE CAPITAL CORP.
28405 Van Dyke Avenue
Warren, Michigan 48093

Offer to Purchase for Cash
by
ASSET ACCEPTANCE CAPITAL CORP.
of
up to 1,858,000 shares of its common stock
at a purchase price not greater than $20.00
nor less than $18.25 per share

OUR TENDER OFFER AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 7, 2007, UNLESS THE TENDER OFFER IS EXTENDED. WE MAY EXTEND THE TENDER OFFER PERIOD AT ANY TIME.

As part of a recapitalization plan, Asset Acceptance Capital Corp. (“AACC”) is:

•	Offering to purchase for cash up to 1,858,000 shares of its common stock, par value $.01 per share, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer). Unless the context otherwise requires, all references to shares shall refer to the shares of common stock, par value $.01 per share, of AACC.

What will the purchase price be for the shares:

•	On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $20.00 nor less than $18.25 per share, net to you in cash, without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders.

•	All shares acquired in the tender offer will be acquired at the same price.

•	We will select the lowest purchase price that will allow us to purchase 1,858,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices not greater than $20.00 nor less than $18.25 per share.

How do I tender my shares:

•	Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased, on the terms and subject to the conditions of the tender offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in this document, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered.

•	Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

•	To tender shares properly, you must properly complete and duly execute the letter of transmittal, including the section relating to the price at which you are tendering your shares.

We reserve the right, in our sole discretion, to purchase more than 1,858,000 shares in the tender offer, subject to applicable law.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO AACC CONSUMMATING A NEW $150 MILLION TERM LOAN AS PART OF A NEW CREDIT FACILITY AND TO OTHER CONDITIONS. SEE SECTIONS 7 AND 9.

Our common stock:

•	is listed and traded on The Nasdaq Global Select Market under the symbol “AACC”. On May 8, 2007, the last trading day prior to the commencement of the tender offer, the last sale price of our shares reported on The Nasdaq Global Select Market was 18.63 per share.

•	YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES BEFORE DECIDING WHETHER AND AT WHICH PRICE OR PRICES TO TENDER YOUR SHARES. SEE SECTION 8.

SOME OF OUR OFFICERS HAVE ADVISED US THAT THEY INTEND TO TENDER SHARES IN THE TENDER OFFER. IN ADDITION, WE HAVE AGREED TO REPURCHASE SHARES HELD BY STOCKHOLDERS AFFILIATED WITH CERTAIN OF OUR DIRECTORS AND OFFICERS AS DESCRIBED IN THE FOLLOWING PARAGRAPH. SEE SECTION 11.

On May 8, 2007, we entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”) with AAC Quad-C Investors LLC, our largest stockholder and with whom our directors, Terry D. Daniels and Anthony R. Ignaczak, are affiliated, Nathaniel F. Bradley, our Chairman, President and Chief Executive Officer, individually and with respect to the shares beneficially owned by him as described below in Section 11, and Mark A. Redman, our Senior Vice President and Chief Financial Officer, individually and with respect to the shares beneficially owned by him as described below in Section 11 (the “Sellers”), under which we agreed to repurchase a number of the Sellers’ shares required to maintain each Seller’s pro rata beneficial ownership interest in AACC, upon the closing of the tender offer. AAC Quad-C Investors LLC, Mr. Bradley and Mr. Redman currently own beneficially approximately 35.6%, 12.2% and 2.6%, respectively, of our outstanding shares of common stock, and have elected not to tender any shares in the tender offer. The repurchase under the Stock Repurchase Agreement will be at the same price per share as is paid in the tender offer and will occur on the 11th business day after the closing of the tender offer.

The two key elements of our overall plan to return capital of $150 million to stockholders consist of using up to $75 million to repurchase shares of common stock from our stockholders pursuant to the tender offer described in this Offer to Purchase and pursuant to the Stock Repurchase Agreement and, subject to further approval by our board of directors, the remaining balance of that $150 million will be paid in the form of a special one-time cash dividend to the holders of our common stock after completion of the tender offer.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NONE OF AACC, OUR BOARD OF DIRECTORS, THE DEALER MANAGER OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER

YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOUR SHARES SHOULD BE TENDERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the tender offer, at its address and telephone number set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the letter of transmittal or the notice of guaranteed delivery, or any document incorporated herein by reference, may be directed to the information agent.

The Dealer Manager for this offer is:

Offer to Purchase dated May 9, 2007

Important procedures

If you wish to tender all or any part of your shares, you should either:

•	complete and sign a letter of transmittal, or a facsimile of it, according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to LaSalle Bank, National Association, the depositary for the tender offer, and mail or deliver the share certificates to the depositary together with any other documents required by the letter of transmittal, or tender the shares according to the procedure for book-entry transfer described in Section 3, or

•	request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares.

If you desire to tender your shares and:

•	your share certificates are not immediately available or cannot be delivered to the depositary,

•	you cannot comply with the procedure for book-entry transfer, or

•	your other required documents cannot be delivered to the depositary by the expiration of the tender offer,

you must tender your shares according to the guaranteed delivery procedure described in Section 3.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer”. You should understand that this election will have the same effect as if you selected the minimum price of $18.25 per share.

The tender offer is not being made to (nor will any tender of shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares therein would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction.

IF YOU HAVE QUESTIONS OR NEED ASSISTANCE, YOU SHOULD CONTACT MACKENZIE PARTNERS, INC., WHICH IS THE INFORMATION AGENT FOR THE OFFER, AT THE ADDRESS OR TELEPHONE NUMBER ON THE LAST PAGE OF THIS OFFER TO PURCHASE. YOU MAY REQUEST ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL OR THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer or as to the price or prices at which you may choose to tender your shares. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the letter of transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us.

Some of the directors and executive officers have advised us that they intend to tender shares owned by them in the tender offer. Accordingly, if we complete the tender offer the proportional holdings of our directors and executive officers will likely decrease. However, our directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to stockholders in the tender offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION REGARDING THE TENDER OFFER.

v

Recapitalization

The tender offer described in this Offer to Purchase is a part of an overall plan to recapitalize AACC and return capital of $150 million to our stockholders.

The two key elements of our overall plan to return capital consist of the following:

•	using up to $75 million to repurchase shares of common stock from our stockholders pursuant to the tender offer described in this Offer to Purchase and, after the closing of the tender offer, pursuant to the repurchase of shares under the Stock Repurchase Agreement; and

•	subject to further approval by our board of directors, the remaining balance of that $150 million will be paid in the form of a special one-time cash dividend to the holders of our common stock.

We anticipate obtaining the funds needed to finance this return of capital plan with the proceeds of a new $150 million term loan being arranged by J.P. Morgan Securities Inc., the dealer manager in this tender offer, as part of a new credit facility that will also include a revised $100 million revolving credit facility. AACC has obtained a commitment from affiliates of the dealer manager, subject to customary conditions, to provide the new credit facility. However, the consummation of the return of capital plan, including this tender offer, is conditioned upon our ability to close on the new credit facility. No assurance can be given that we will be able to negotiate acceptable terms for the new credit facility.

In this Offer to Purchase, we refer to the foregoing transactions as the “Recapitalization”.

We believe that the Recapitalization, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our stockholders.

The tender offer will provide those stockholders who might prefer a less leveraged balance sheet with a selling opportunity without the usual transaction costs associated with open market transactions.

The Recapitalization also allows stockholders who desire to continue their investment in our expected capital structure to retain their shares and, after completion of our return of capital plan, potentially benefit from:

•	increased equity return opportunities available due to our higher leverage;

•	the expected significant special cash dividend described earlier; and

•	an increased percentage ownership in AACC.

Summary term sheet

We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should understand that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?	Asset Acceptance Capital Corp., which we refer to as “we,” “us” or “AACC,” is offering to purchase shares of its common stock, par value $.01 per share, in a tender offer.

What will the purchase price for the shares be and what will be the form of payment?	We are conducting the tender offer through a procedure commonly called a modified “Dutch Auction”. This procedure allows you to select the price, in increments of $0.25 per share, within a price range specified by us at which you are willing to sell your shares. The price range for the tender offer is $18.25 to $20.00 per share. We will select the lowest purchase price that will allow us to buy 1,858,000 shares, and, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn prior to the expiration date at prices no greater than $20.00 nor less than $18.25 per share. All shares we purchase will be purchased at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any shares above the purchase price selected by us. If you wish to maximize the chance that your shares will be purchased, you should check the box under the caption “Shares Tendered at Price Determined Under the Tender Offer” in the letter of transmittal indicating that you will accept the purchase price selected by us. You should understand that this election will have the same effect as if you selected the minimum price of $18.25 per share. If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Section 1.

How many shares will AACC purchase?	We will purchase up to 1,858,000 shares validly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. 1,858,000 shares represents approximately 5.4% of our outstanding common stock. We also expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. We have agreed that we will repurchase shares from the Sellers to maintain each Seller’s pro rata ownership percentage interest in AACC. See Section 2. As of May 8, 2007, there were 34,698,625 shares issued and outstanding. See Section 11. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

Why is AACC making the tender offer?	We believe that the Recapitalization, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our stockholders.

The tender offer will provide those stockholders who might prefer a less leveraged balance sheet with a selling opportunity without the usual transaction costs associated with open market transactions. Our plan also allows stockholders who desire to continue their investment in our expected capital structure to retain their shares and, after completion of our return of capital plan, potentially benefit from (1) increased equity return opportunities available due to our higher leverage, (2) the expected significant special cash dividend described earlier, and (3) an increased percentage ownership in AACC. On May 8, 2007, the AACC Board of Directors authorized AACC to enter into the tender offer and approved the repurchase of up to 1,858,000 shares. See Section 2.

How will AACC pay for the shares?	Assuming we purchase 1,858,000 shares in the tender offer at the maximum specified purchase price of $20.00 per share, $37,160,000 million will be required to purchase such shares. We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer and to pay related fees and expenses, as well as to purchase shares from the Sellers subsequent to the tender offer pursuant to a Stock Repurchase Agreement and to fund the special one-time dividend, from existing cash reserves and by borrowing under a new $150 million term loan being arranged by J.P. Morgan Securities Inc., the dealer manager in this tender offer, as part of a new credit facility that will also include a revised $100 million revolving credit facility. We have obtained a commitment from affiliates of the dealer manager, subject to customary conditions, to provide the new credit facility. See Sections 2 and 9.

What if AACC is unable to complete the $150 million term loan as part of the new credit facility?	No assurance can be given that we will be able to negotiate acceptable terms for the $150 million term loan as part of the new credit facility and, consequently, the tender offer is conditioned upon the receipt of financing under the proposed new credit facility. See Section 9.

How will the completion of the $150 million term loan as part of the new credit facility impact the financial condition of AACC?	Assuming we complete the Recapitalization substantially as contemplated, we will hold a substantial amount of indebtedness and will be more highly leveraged than we are today. In addition, none of the proceeds from the proposed $150 million term loan facility is expected to be used for working capital or other general corporate purposes. We expect that after we complete the Recapitalization, our consolidated long-term indebtedness will be approximately $157 million. We may also incur additional debt following the Recapitalization, subject to the provisions of the new credit facility. Our substantial indebtedness and the fact that a large portion of our cash flow from operations must be used to make principal and interest payments on our indebtedness could have important consequences to our business and our continuing stockholders, including:

• make it more difficult for us to satisfy our obligations with respect to our debt agreements;

• increase our vulnerability to general adverse economic and industry conditions;

• require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

• limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less debt.

In addition, financial and other covenants we agree to with our lenders will limit our ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our failure to comply with these covenants could result in an event of default that, if not waived or cured, could result in the acceleration of repayment of all of our indebtedness. See Sections 9 and 10.

Can I tender part of my shares at different prices?	Yes, you can elect to tender part of your shares at one price and other shares at a different price. However, you cannot tender the same share at more than one price. If you tender some shares at one price and other shares at another price, you must use a separate letter of transmittal for each price. See Section 3.

How long do I have to tender my shares?	You may tender your shares until the tender offer expires. The tender offer will expire on June 7, 2007, at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. See Section 14.

How will I be notified if AACC extends the tender offer?	We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. See Section 14.

What will happen if I do not tender my shares?	Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. See Section 2.

Are there any conditions to the tender offer?	Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

• No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the tender offer.

• No commencement or escalation of a war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism.

• No significant decrease in the price of our common stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets shall have occurred during the tender offer.

• No one shall have proposed, announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us.

• No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to May 8, 2007). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities.

• No change or event shall have occurred during the tender offer in, and AACC shall not have learned during the tender offer of any events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of AACC or any of AACC’s subsidiaries that, in the reasonable judgment of AACC, is or is reasonably likely to be, material and adverse to AACC and its subsidiaries.

• No material adverse change in our business, financial condition, assets, income or operations shall have occurred during the tender offer.

• No determination by AACC that the consummation of the tender offer is reasonably likely to cause the shares to be eligible for deregistration under the Securities Exchange Act of 1934 or to be delisted from the Nasdaq Global Select Market. See Section 7.

• Consummation of the proposed financing to be used to pay for the shares tendered under this Offer to Purchase. See Sections 7 and 9.

How do I tender my shares?	To tender your shares, prior to 5:00 p.m., New York City time, on June 7, 2007, (unless the tender offer is extended):

• you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

• the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal; or

• you must comply with the guaranteed delivery procedure.

If your shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank or other nominee to effect the transaction for you. You may also contact the information agent for assistance. See Section 3 and the instructions to the related letter of transmittal.

Once I have tendered shares in the tender offer, can I withdraw my tender?	You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on June 7, 2007, unless we extend the tender offer, in which case you may withdraw tendered shares until the tender offer, as so extended, expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after July 6, 2007. See Section 4.

How do I withdraw shares I previously tendered?	You must deliver, on a timely basis, a written, telegraphic or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you wish to withdraw shares tendered at more than one price, you must submit a separate withdrawal notice for each price at which shares were tendered and are being withdrawn. See Section 4.

Has AACC or its board of directors adopted a position on the tender offer?	Our board of directors has approved the tender offer. However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price at which your shares should be tendered. See Section 2.

Will AACC’s directors and officers tender shares in the tender offer?	Although none of our directors plan to tender shares in the tender offer, some of our officers have advised us that they plan to tender shares. In addition, as described below, we have agreed to repurchase shares from the Sellers who are affiliated with several of our directors and officers pursuant to the Stock Repurchase Agreement. See Section 11.

What is the Stock Repurchase Agreement, and how does it differ from the tender offer?	The Sellers currently beneficially own approximately 50.4% of the 34,698,625 outstanding shares of common stock and have elected not to tender any shares in the tender offer. As a result, prior to the repurchase from the Sellers, any purchases in this offer would increase the ownership percentage interest of the Sellers. On May 8, 2007, in order to ensure that the Sellers maintain their respective beneficial ownership percentage interests in AACC, we entered into a Stock Repurchase Agreement with the Sellers under which we agreed that we will repurchase shares from each Seller such that, upon the closing of the tender offer, the Sellers’ percentage beneficial ownership interest in our total outstanding shares of common stock will remain the same as prior to the tender offer. This repurchase will be at the same price per share as is paid in the tender offer and will occur on the 11th business day following the expiration date of the tender offer. The Sellers also agreed under the Stock Repurchase Agreement not to sell or purchase any shares of our common stock from the date of the expiration of the tender offer until the 11th business day following the expiration of the tender offer, or if earlier, until the termination of the tender offer other than pursuant to the consummation thereof. In addition, the Sellers have agreed under the Stock Repurchase Agreement that at any meeting of our stockholders held between the expiration of the tender offer until the closing of the repurchase from Sellers (or until the earlier termination of the Stock Repurchase Agreement), they will vote any shares to be purchased pursuant to the Stock Repurchase Agreement in the same proportions as the shares of our common stock held by persons other than the Sellers are voted. The Stock Repurchase Agreement will terminate if the tender offer is not consummated by July 31, 2007 (unless AASCC has extended the tender offer beyond July 31, 2007, in which case the termination will occur on the 16th business day after the last extension thereof) or upon a termination of the tender offer pursuant to which AACC did not purchase any shares. See Section 2.

Will the Stock Repurchase Agreement affect the purchase price in the tender offer, the number of shares accepted in the tender offer or the proration calculation?	No. The purchase price to be paid to the Sellers under the Stock Repurchase Agreement will be the same per share purchase price paid in the tender offer. The Sellers have agreed in the Stock Repurchase Agreement that they will not tender shares in the tender offer and the repurchase from the Sellers will not otherwise affect the number of shares we purchase in the tender offer or the proration calculation.

Following the tender offer, will AACC continue as a public company?	Our purchase of shares in the tender offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our stockholders. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the tender offer.

The tender offer may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing stockholders. Nonetheless, we do not believe that our purchase of shares in the tender offer will cause us to be eligible for deregistration under the Securities Exchange Act of 1934. Also, based on the published guidelines of the Nasdaq Global Select Market, we do not believe that our purchase of shares pursuant to the tender offer will cause our remaining shares to be delisted from the Nasdaq Global Select Market.

The shares of our common stock are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the tender offer and the Stock Repurchase Agreement, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

It is a condition of our obligation to purchase shares pursuant to the tender offer that there not be any reasonable likelihood, as determined by us in our reasonable judgment, that the completion of the tender offer may cause our common stock to be delisted from the Nasdaq Global Select Market or to be subject to deregistration under the Exchange Act. See Sections 2, 7(8) and 7(10).

What happens if more than 1,858,000 shares are tendered in the tender offer?	We will purchase shares:

• first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

• second, after purchasing the shares from the “odd lot” holders, from all other stockholders who properly tender shares at or below the purchase price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6; and

• third, only if necessary to permit us to purchase 1,858,000 shares, from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any shares are purchased in the tender offer as described in Section 6 (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the tender offer may not be purchased even if they are tendered at or below the purchase price. See Section 1.

When will AACC pay for the shares I tender?	We will pay the purchase price, net to you in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. In the event of proration, we do not expect to be able to commence payment for shares until approximately five business days after the expiration date. See Section 5.

What is the recent market price of my AACC shares?	On May 8, 2007, the last trading day prior to the commencement of the tender offer, the last sale price for our shares reported on the Nasdaq Global Select Market was $18.63 per share. You are urged to obtain current market quotations for the shares before deciding whether and at which purchase price to tender your shares. See Section 8.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 1 and Section 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as (1) a sale or exchange eligible for capital gains treatment, or (2) a dividend. Non-United States holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Section 13.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

To whom can I talk if I have questions?	The information agent can help answer your questions. The information agent is MacKenzie Partners, Inc. Its contact information is set forth on the back cover page of this document.

Forward-looking statements

We make forward-looking statements in this Offer to Purchase and in filings we have made with the Securities and Exchange Commission and may make such statements in future filings. We may also make forward-looking statements in our press releases or other public or stockholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words “may,” “will,” “should,” “believes,” “expects,” “assumes,” “assumptions,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” or similar expressions, we are making forward-looking statements.

These forward-looking statements represent our outlook only as of the date of this Offer to Purchase. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include the following:

•	our ability to purchase charged-off receivable portfolios on acceptable terms and in sufficient amounts;

•	our ability to recover sufficient amounts on our charged-off receivable portfolios;

•	our ability to hire and retain qualified personnel;

•	a decrease in collections if bankruptcy filings increase or if bankruptcy laws or other debt collection laws change;

•	a decrease in collections as a result of negative attention or news regarding the debt collection industry and debtor’s willingness to pay the debt we acquire;

•	our ability to make reasonable estimates of the timing and amount of future cash receipts for purposes of recording purchased receivable revenues in accordance with Accounting Standards Executive Committee Statement of Position 03-3 as well as the Accounting Standards Executive Committee Practice Bulletin 6;

•	our ability to acquire and to collect on charged-off receivable portfolios in industries in which we have little or no experience;

•	our ability to maintain existing, and secure additional financing on acceptable terms;

•	the loss of any of our executive officers or other key personnel;

•	the costs, uncertainties and other effects of legal and administrative proceedings;

•	our ability to effectively manage excess capacity, reduce workforce or close remote call center locations;

•	the temporary or permanent loss of our computer or telecommunications systems, as well as our ability to respond to changes in technology and increased competition;

•	changes in our overall performance based upon significant macroeconomic conditions;

•	our ability to substantiate our application of tax rules against examinations and challenges made by tax authorities;

•	other unanticipated events and conditions that may hinder our ability to compete;

•	a material reduction in our revolving credit facility;

•	our substantial indebtedness upon completion of the Recapitalization and the fact that a large portion of our cash flow from operations must be used to make principal and interest payments on our indebtedness could have important consequences to our business and our continuing stockholders; and

•	other risks set forth in this tender offer and the other reports we file or furnish from time to time with the SEC.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake, and expressly disclaim any obligation, to update or alter our forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, please refer to our reports on Form 10-K and Form 10-Q that are incorporated herein by reference for information on these and other risk factors. See Section 10.

The tender offer

Section 1. Number of shares; proration

General. Upon the terms and subject to the conditions of the tender offer, AACC will purchase up to 1,858,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the tender offer, at prices not greater than $20.00 nor less than $18.25 per share, net to the seller in cash, without interest.

The term “expiration date” means 5:00 p.m., New York City time, on June 7, 2007, unless and until AACC, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by AACC, shall expire. See Section 14 for a description of AACC’s right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the Securities and Exchange Commission, AACC may, and AACC expressly reserves the right to, purchase under the tender offer an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the tender offer. See Section 14. In the event of an over-subscription of the tender offer as described below, shares tendered at or below the purchase price will be subject to proration, except for odd lots. Except as described herein, withdrawal rights expire on the expiration date.

If (1)(a) AACC increases the price to be paid for shares above $20.00 per share or decreases the price to be paid for shares below $18.25 per share, (b) AACC increases the number of shares being sought in the tender offer and the increase exceeds 2% of the outstanding shares, or (c) AACC decreases the number of shares being sought, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended until the expiration of ten business days from the date that notice of any increase or decrease is first published. For the purposes of the tender offer, a “business day” means any day other than a

Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

In accordance with Instruction 5 of the related letter of transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $20.00 nor less than $18.25 per share, at which they are willing to sell their shares to AACC under the tender offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering stockholder receiving a price per share as low as $18.25 or as high as $20.00, and will have the same effect as if the stockholder selected the minimum price of $18.25 per share. Promptly following the expiration date, AACC will, in its sole discretion, determine the purchase price that it will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. AACC will select the lowest purchase price, not greater than $20.00 nor less than $18.25 per share, net to the seller in cash, without interest, that will enable it to purchase up to 1,858,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in the tender offer.

Only shares properly tendered at or below the purchase price and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the tender offer. However, because of the odd lot priority, proration and conditional tender provisions of the tender offer, all of the shares tendered at or below the purchase price will not be purchased if more than the number of shares AACC seeks are properly tendered at or below the purchase price. All shares tendered and not purchased under the tender offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at AACC’s expense promptly after the expiration date. By following the instructions in the letter of transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate letter of transmittal must be submitted for shares tendered at each price. Stockholders also can specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the tender offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the order of shares purchased will be selected by the depositary.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date is fewer than or equal to 1,858,000 shares, or such greater number of shares as AACC may elect to purchase, subject to applicable law, AACC will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if greater than 1,858,000 shares, or such greater number of shares as AACC may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, AACC will purchase properly tendered shares on the basis set forth below:

(1) First, AACC will purchase shares properly tendered and not properly withdrawn prior to the expiration date by any odd lot holder (as defined below) who:

(a) tenders all shares owned beneficially or of record by that odd lot holder at a price at or below the purchase price (tenders of fewer than all the shares owned by that odd lot holder will not qualify for this preference); and

(b) completes the section entitled “Odd Lots” in the related letter of transmittal and, if applicable, in the notice of guaranteed delivery.

(2) Second, after the purchase of all of the shares tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, AACC will purchase all other shares properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, on a pro rata basis.

(3) Third, only if necessary to permit us to purchase 1,858,000 shares (or such greater number of shares as AACC may elect to purchase), AACC will purchase shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Option shares tendered in accordance with the special procedures described in Section 3 will be treated as conditionally tendered for this purpose.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased even though those shares were tendered at prices at or below the purchase price.

Odd Lots. For purposes of the tender offer, the term “odd lots” shall mean shares properly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person referred to as an “odd lot holder” who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares.

Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Proration. If proration of tendered shares is required, AACC will determine the proration factor as soon as practicable following the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than odd lot holders, at or below the purchase price, subject to conditional tenders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, AACC does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until approximately five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

As described in Section 13, the number of shares that AACC will purchase from a stockholder under the tender offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares. The letter of transmittal affords each stockholder who tenders shares registered in such stockholder’s name directly to the depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased. See Section 6.

This Offer to Purchase and the related letter of transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on AACC’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Section 2. Purpose of the tender offer; certain effects of the tender offer; plans and proposals

We believe that the Recapitalization, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our stockholders. We also believe that our current financial resources and debt capacity exceed the financial requirements of our business.

The tender offer will provide those stockholders who might prefer a less leveraged balance sheet with a selling opportunity without the usual transaction costs associated with open market transactions.

The Recapitalization also allows stockholders who desire to continue their investment in our expected capital structure to retain their shares and, after completion of our return of capital plan, potentially benefit from:

•	increased equity return opportunities available due to our higher leverage;

•	the expected significant special cash dividend described earlier; and

•	an increased percentage ownership in AACC.

Purpose of the Tender Offer. AACC believes that the modified “Dutch Auction” tender offer set forth herein represents a mechanism to provide all stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of AACC’s capital if they so elect. This format of repurchase provides a method for stockholders not participating to increase their relative percentage interest in AACC and its future operations at no additional cost. As a result, the board of directors believes that investing in AACC’s own shares in this manner is an attractive use of capital and an efficient means to provide value to stockholders. The tender offer also provides liquidity to stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) by providing them the opportunity to determine the price, in increments of $0.25 per share, not greater than $20.00 nor less than $18.25, at which they are willing to sell all or a portion of their shares, and if those shares are purchased in the offer to sell their shares for cash without potential disruption to the share price and the usual transaction costs associated with market sales.

In connection with AACC’s initial public offering in February 2004, share appreciation rights held by approximately 60 employees were vested and, as a result, these employee received unregistered shares of our common stock. As part of this vesting process, each employee entered into a shareholder agreement with us providing, among other things, for certain transfer restrictions and for our right to purchase all, or less than all, of the shares not released from transfer restrictions at a per share purchase price of $15.00 upon the termination of the holder’s employment with us. Since February 2004, we have exercised that right to repurchase a total of 66,764 shares and anticipate that we will continue to do so in the future as we deem appropriate.

In addition, AACC has previously repurchased shares as a means of increasing stockholder value. AACC began acquiring shares of its common stock in connection with a stock repurchase program announced in June 2006. That program authorized AACC to purchase up to 2.5 million common shares on the open market or pursuant to negotiated transactions at price levels AACC deemed attractive. This stock repurchase program expired in November 2006 upon the completion of AACC’s repurchase of 2.5 million shares.

On May 8, 2007, the AACC Board of Directors authorized AACC to enter into this tender offer and approved the repurchase of up to 1,858,000 shares. Depending on market conditions and the availability of capital, AACC’s board may authorize additional repurchases in the future, including repurchases pursuant to additional tender offers. However, Rule 13e-4 under the Securities Exchange Act of 1934, referred to herein as the “Exchange Act,” prohibits AACC and its affiliates from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration date.

After the completion of the tender offer, as well as the repurchase of shares from the Sellers subsequent to the tender offer pursuant to the Stock Repurchase Agreement and the payment of a special one-time dividend, AACC believes that its anticipated cash flow from operations, access to credit facilities and capital markets and financial condition will be adequate for its needs.

If the maximum number of shares is tendered in the offer and the purchase price is an amount between $18.25 and $20.00 per share, the aggregate purchase price for the shares purchased in the offer will be between approximately $33.9 million and $37.2 million, respectively, and the aggregate purchase price for the shares purchased under the Stock Repurchase Agreement will be between approximately $34.5 million and $37.8 million, respectively.

None of AACC, the AACC Board of Directors, the information agent or the dealer manager makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price at which stockholders may choose to tender their shares.

AACC has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender.

Although none of our directors plan to tender shares in the tender offer, some of our officers have advised us that they plan to tender shares. In addition, as described above, we have agreed to repurchase shares from the Sellers who are affiliated with several of our directors and officers pursuant to the Stock Repurchase Agreement. See Section 11.

Certain Effects of the Tender Offer. Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in AACC and thus in AACC’s future earnings and assets, subject to AACC’s right to issue additional shares of common stock and other equity securities in the future. Stockholders may be able to sell non-tendered shares in the future in market transactions or otherwise, at a net price higher or lower than the purchase price in the tender offer. AACC can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which price may be higher or lower than the purchase price paid in the tender offer.

Shares that AACC acquires pursuant to the tender offer and the Stock Repurchase Agreement will be cancelled and will have the status of authorized but unissued shares.

The purchase of shares in the tender offer and pursuant to the Stock Repurchase Agreement will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of AACC stockholders. As of May 8, 2007, there were 34,698,625 shares issued and outstanding. Assuming AACC acquires 1,858,000 shares in the tender offer, 32,840,625 shares will be outstanding immediately after the tender offer. In addition, if 1,858,000 shares are purchased in the tender offer, the terms of the Stock Repurchase Agreement require AACC to repurchases another 1,892,000 shares from the Sellers on the 11th business day after the tender offer, in which case 30,948,625 shares will be outstanding immediately after the closing of the Stock Repurchase Agreement. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of the shares without materially affecting the market price. Nonetheless, AACC anticipates that there will be a sufficient number of shares outstanding and publicly traded following consummation of the tender offer to ensure a continued trading market for the shares.

The shares are registered under the Exchange Act, which requires, among other things, that AACC furnish information to its stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of stockholders. AACC believes that the purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in AACC’s reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

Stock Repurchase Agreement. On May 8, 2007, we entered into the Stock Repurchase Agreement with the Sellers under which we agreed to repurchase a number of the Sellers’ shares required to maintain each Seller’s pro rata beneficial ownership interest in AACC, upon the closing of the tender offer. The Sellers, being AAC Quad-C Investors LLC, Mr. Bradley and Mr. Redman, currently own beneficially approximately 35.6%, 12.2% and 2.6%, respectively, of our outstanding shares of common stock, and have elected not to tender any shares in the tender offer. The repurchase under the Stock Repurchase Agreement will be at the same price per share as is paid in the tender offer and will occur on the 11th business day after the closing of the tender offer.

The Sellers have also agreed under the Stock Repurchase Agreement not to sell or purchase any shares of our common stock until the 11th business day following the expiration of the offer, or until the earlier termination of the offer other than pursuant to the consummation thereof. In addition, the Sellers have agreed under the Stock Repurchase Agreement that at any meeting of our stockholders held between the expiration of the offer and the closing of the repurchase from Sellers (or until the earlier termination of the Stock Repurchase Agreement), they will vote any shares to be purchased under the Stock Repurchase Agreement in the same proportions as the shares of our common stock held by persons other than the Sellers are voted. The Stock Repurchase Agreement will terminate upon the expiration of the tender offer (after giving effect to any extensions made by AACC) or other termination of the tender offer pursuant to which AACC did not purchase any shares.

The Sellers are comprised of AAC Quad-C Investors LLC, with which two of our directors, Terrence D. Daniels and Anthony R. Ignaczak, serve as managers, Nathaniel F. Bradley IV, our Chairman, President and Chief Executive Officer, individually and with respect to the shares beneficially owned by him as described below in Section 11, and Mark A. Redman, our Senior Vice President and Chief Financial Officers, individually and with respect to the shares beneficially owned by him as described below in Section 11.

Special Cash Dividend. We expect, subject to the approval of our board of directors, to pay a special one-time cash dividend to our stockholders shortly after the completion of the purchases in the tender offer and pursuant to the Stock Repurchase Agreement in an amount which, after subtracting the purchase price paid in the tender offer and pursuant to the Stock Repurchase Agreement, equals $150 million.

Margin Securities. The shares of our common stock are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the tender offer and the Stock Repurchase Agreement, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Plans and proposals. Except as disclosed elsewhere in this Offer to Purchase, or as may occur in the ordinary course of its business, AACC currently has no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving AACC or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of AACC’s assets or any of its subsidiaries’ assets;

•	any material change in AACC’s present dividend rate or policy, indebtedness or capitalization;

•	any change in AACC’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in AACC’s corporate structure or business;

•	a class of AACC’s equity security being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a registered national securities association;

•	a class of AACC’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of AACC’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of AACC, or the disposition of securities by AACC; or

•	any changes in AACC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of AACC.

Although we do not currently have any plans, other than as described in this Offer to Purchase, that relate to or would result in any of the events discussed above, we continue to evaluate opportunities for increasing stockholder value and we may undertake or plan actions that relate to or could result in one or more of these events.

Section 3. Procedures for tendering shares

Proper Tender of Shares. For shares to be tendered properly under the tender offer, (1) the share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an “agent’s message” (as defined below) or a specific acknowledgement in the case of a tender through the Automated Tender Offer Program (as described below) of The Depository Trust Company, referred to as the “book-entry transfer facility,” and any other documents required by the letter of transmittal, must be received before 5:00 p.m., New York City time, on the expiration date by the depositary at its address set forth on the back cover page of this Offer to Purchase, or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares in the tender offer must properly indicate in the section captioned (1) “Shares Tendered at Price Determined by Stockholder” on the letter of transmittal the price (in increments of $0.25) at which shares are being tendered, or (2) “Shares Tendered at Price Determined Under the Tender Offer” in the letter of transmittal that the stockholder will accept the purchase price determined by AACC in accordance with the terms of the tender offer. Stockholders who desire to tender shares at more than one price must complete a separate letter of transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, one and only one price box must be checked in the appropriate section in each letter of transmittal.

If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” Note that this election will have the same effect as if you selected the minimum price of $18.25 per share.

If tendering stockholders wish to indicate a specific price (in increments of $0.25) at which their shares are being tendered, they must check a box under the section captioned “Shares Tendered at Price Determined by Stockholder.” Tendering stockholders should be aware that this election could mean that none of their shares will be purchased if they check a box other than the box representing the lowest price.

In addition, odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Stockholders may tender shares subject to the condition that all or a specified minimum number of their shares be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the letter of transmittal, and, if appropriate, the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. STOCKHOLDERS SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE TENDER OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Section 6 and Section 13.

Stockholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the depositary.

No Signature Guarantee Required; Method of Delivery. No signature guarantee is required: (1) if the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in book-entry transfer facility, whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal, or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, as amended. See Instruction 1 of the letter of transmittal. If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

In all cases, payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the depositary of share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof, an agent’s message in the case of a book-entry transfer, or a specific acknowledgment in the case of a tender through the Automated Tender Offer Program (“ATOP”), and any other documents required by the letter of transmittal.

The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. in all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message in the case of book-entry transfer or a specific acknowledgement in the case of a tender through ATOP, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the expiration date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that AACC may enforce such agreement against such participant.

Participants in the book-entry transfer facility may tender their shares in accordance with ATOP to the extent it is available to them for the shares they wish to tender. A stockholder tendering through ATOP must expressly acknowledge that the stockholder has received and agreed to be bound by the letter of transmittal and that the letter of transmittal may be enforced against that stockholder.

Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, as amended by the Jobs and Growth Tax Reconciliation Act of 2003, 28% of the gross proceeds payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Specified stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are exempted from the backup withholding and reporting requirements rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the information agent. See Instructions 14 and 15 of the letter of transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to stockholders for shares purchased under the tender offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal. For a discussion of United States federal income tax consequences to tendering stockholders, see Section 13.

Federal Income Tax Withholding on Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described in the preceding paragraph to avoid backup withholding, the depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his or her agent unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States or that such proceeds are subject to capital gains treatment.

For this purpose, a foreign stockholder is any stockholder that is not a “United States holder” (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN or any other equivalent form. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI or any other equivalent form. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder satisfies one of the “Section 302 tests” for capital gain treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

Foreign stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax, and the refund procedure. See Instructions 14 and 15 of the letter of transmittal.

Guaranteed Delivery. If a stockholder desires to tender shares under the tender offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an eligible guarantor institution; the depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form AACC has provided with this document, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, are received by the depositary within three business days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return Of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if fewer than all shares evidenced by share certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by AACC its sole discretion, and AACC’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. AACC reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which AACC determines may be unlawful. AACC also reserves the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and AACC’s interpretation of the terms of the tender offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by AACC. None of AACC, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; AACC’s Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to AACC that (1) the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Exchange Act, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (a) the subject securities, or (b) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. AACC’s acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and AACC upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact our transfer agent and registrar, LaSalle Bank National Association at (888) 606-3971 for instructions as to obtaining the necessary documents. Those documents will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond will be required to be posted by the stockholder to secure against the risk that the share certificates may be subsequently recirculated. Stockholders are urged to contact the depositary immediately in order to permit timely processing of this documentation. Share certificates, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, including any signature guarantees, or an agent’s message, and any other required documents must be delivered to the depositary and not to AACC or the information agent. Any such documents delivered to AACC or the information agent will not be forwarded to the depositary and, therefore, will not be deemed to be properly tendered.

Section 4. Withdrawal rights

Except as otherwise provided in this Section 4, tenders of shares under the tender offer are irrevocable. Shares tendered under the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by AACC under the tender offer, also may be withdrawn at any time after July 6, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this Offer to Purchase. Stockholders who wish to withdraw shares tendered at more than one price must submit a separate notice for each price at which shares were tendered and are being withdrawn. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by AACC, in its sole discretion, whose determination will be final and binding, subject to a court of law having jurisdiction regarding such matters. None of AACC, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

Withdrawals may not be rescinded and any shares properly withdrawn thereafter will be deemed not properly tendered for purposes of the tender offer, unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

If AACC extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to AACC’s rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on behalf of AACC, and these shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

Section 5. Purchase of shares and payment of purchase price

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, AACC (1) will determine the purchase price it will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (2) will accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date. For purposes of the tender offer, AACC will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered at or below the purchase price and not properly withdrawn, subject to the proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment under the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, AACC will accept for payment and pay a single per share purchase price not greater than $20.00 nor less than $18.25 per share for up to 1,858,000 shares, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn. In all cases, payment for shares tendered and accepted for payment pursuant to the tender offer will be made promptly, but only after timely receipt by the depositary of:

•	certificates for shares or of a timely book-entry confirmation of shares into the depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, an agent’s message in the case of book-entry transfer or a specific acknowledgement in the case of a tender through ATOP; and

•	any other required documents.

AACC will pay for shares purchased under the tender offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from AACC and transmitting payment to the tendering stockholders.

In the event of proration, AACC will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date; however, AACC does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five business days after the expiration date. Certificates for all shares tendered and not purchased, including all shares tendered at prices greater than the purchase price and shares not purchased due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at AACC’s expense promptly after the expiration date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will interest on the purchase price be paid by AACC regardless of any delay in making the payment. In addition, if certain events occur, AACC may not be obligated to purchase shares under the tender offer. See Section 7.

AACC will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 8 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee under the tender offer. See Section 3. Also see Section 13 regarding United States federal income tax consequences for foreign stockholders.

Section 6. Conditional tender of shares

Subject to the exceptions for odd lot holders, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the letter of transmittal, and if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own financial or tax advisor.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the tender offer expires, if more than 1,858,000 shares (or such greater number of shares as AACC may elect to purchase) are properly tendered and not properly withdrawn and AACC must prorate its acceptance of and payment for tendered shares, AACC will calculate a preliminary proration percentage based upon shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a letter of transmittal)

below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to the letter of transmittal and regarded as withdrawn as a result of proration will be returned promptly after the expiration date without any expense to the stockholder.

After giving effect to these withdrawals, AACC will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 1,858,000 (or such greater number of shares as AACC may elect to purchase) then, to the extent feasible, AACC will select enough of the conditional tenders that would otherwise have been withdrawn to permit AACC to purchase 1,858,000 shares (or such greater number of shares as AACC may elect to purchase). In selecting among the conditional tenders, AACC will select by random lot treating all tenders by a particular stockholder as a single lot and will limit its purchase in each case to the designated minimum of shares to be purchased. Conditional tenders will be selected by lot only from stockholders who tender all of their shares.

Section 7. Conditions of the tender offer

Notwithstanding any other provision of the tender offer, AACC will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act if, at any time on or after May 9, 2007, and before the expiration date, any of the following events shall have occurred (or shall have been determined by AACC in its reasonable judgment to have occurred).

 (1) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (a) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer, or (b) in AACC’s reasonable judgment, could materially and adversely affect the business, financial condition, income, or operations of AACC and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of AACC or any of its subsidiaries or materially impair AACC’s ability to purchase up to 1,858,000 shares in the tender offer;

 (2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or AACC or any of its subsidiaries, by any court or any authority, agency or tribunal that, in AACC’s reasonable judgment, would or might, directly or indirectly, (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer, (b) delay or restrict the ability of AACC, or render AACC unable, to accept for payment or pay for some or all of the shares, or (c) materially and adversely affect the business, financial condition, income or operations of AACC and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of AACC or any of its subsidiaries;

 (3) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally, that, in AACC’s reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (e) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of AACC, have a material adverse effect on the business, financial condition, income or operations of AACC and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of AACC or any of its subsidiaries, (f) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof, or (g) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by a material amount (including, without limitation, an amount greater than 10%) from the close of business on May 9, 2007;

 (4) a tender or exchange offer for any or all of the shares (other than this tender offer), or any merger, acquisition, business combination or other similar transaction with or involving AACC or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

 (5) AACC learns that (a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the Commission on or before May 9, 2007), or (b) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before May 9, 2007, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the tender offer made hereby), beneficial ownership of an additional 2% or more of the outstanding shares;

 (6) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire AACC or any of its shares of common stock, or has made a public announcement reflecting an intent to acquire AACC or any of its subsidiaries or any of the respective assets or securities of AACC and its subsidiaries;

 (7) any change or event shall have occurred in, or AACC learns of events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of AACC’s subsidiaries that, in the reasonable judgment of AACC, is or is reasonably likely to be, material and adverse to AACC and its subsidiaries;

 (8) there shall be any reasonable likelihood, as determined by AACC in its reasonable judgment, that the consummation of the tender offer and the purchase of shares could result in the offer being considered a “going private transaction” under Rule 13e-3 of the

Exchange Act, that is, if our purchase of shares pursuant to this offer would result in our common stock being held of record by fewer than 300 persons and eligible for deregistration under the Exchange Act;

 (9) the failure of AACC to consummate the financing under the proposed new credit facility which includes the $150 million term loan; or

 (10) we determine that the completion of the tender offer and the purchase of the shares may cause our common stock to be delisted form the Nasdaq Global Select Market or to be subject to deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of AACC and may be asserted by AACC regardless of the circumstances giving rise to any of these conditions, and, with the exception of condition (8) above, may be waived by AACC, in whole or in part, at any time and from time to time, before the expiration date, in its sole discretion. AACC’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if AACC waives any of the conditions described above, AACC may be required to extend the expiration date. Any determination or judgment by AACC concerning the events described above will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters.

Section 8. Price range of shares; dividends

Our shares are listed and principally traded and quoted on the Nasdaq Global Select Market, under the trading symbol “AACC.” The high and low sales prices per share on the Nasdaq Global Select Market as complied from published financial sources for the periods indicated are listed below:

2005	High	Low

First Quarter	$23.60	$17.90
Second Quarter	26.55	18.11
Third Quarter	31.20	23.12
Fourth Quarter	32.05	18.03

2006

First Quarter	$25.60	$17.00
Second Quarter	21.42	16.80
Third Quarter	20.00	14.03
Fourth Quarter	17.97	15.83

2007

First Quarter	$17.04	$14.53
Second Quarter (through May 8, 2007	$18.50	$15.20

On April 23, 2007, the last full trading day before we first announced our intention to make the tender offer, the closing price of our common stock on the Nasdaq Global Select Market was $16.04 per share. On May 8, 2007, the last full trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the Nasdaq Global Select Market was 18.63 per share. The bid price information in the table reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Stockholders are urged to obtain current market quotations for the shares.

Following the tender offer, we expect, subject to approval of our board of directors, to pay a significant cash dividend to our stockholders. AACC has not paid any dividends on the common stock to date and, with the exception of such special dividend to be paid to stockholders after the expiration of the tender offer, currently anticipates that any earnings will be retained for the development of its business and service of outstanding indebtedness. We anticipate that the proposed new credit facility, including the $150 million term loan, will contain financial covenants which may indirectly limit the payment of dividends on common stock. See Section 9.

Section 9. Source and amount of funds

Assuming AACC purchases 1,858,000 shares in the tender offer at the maximum specified purchase price of $20.00 per share, approximately $37.2 million will be required to purchase such shares.

We anticipate obtaining the funds needed to finance the Recapitalization, including the tender offer, with the proceeds of a new $150 million term loan being arranged by J.P. Morgan Securities Inc., the dealer manager in this tender offer, as part of a new credit facility that will also include a revised $100 million revolving credit facility. AACC has entered into a commitment letter with the dealer manager and its affiliate, JPMorgan Chase Bank, N.A., subject to customary conditions, to provide the new credit facility (the “Commitment Letter”). However, the consummation of the return of capital plan, including this tender offer, is conditioned upon our ability to close on the new credit facility. No assurance can be given that we will be able to negotiate acceptable terms for the new credit facility. See Sections 2 and 7.

Background

Historically, our primary sources of cash have been from operations and bank borrowings. We have traditionally used cash for acquisitions of purchased receivables, repayment of bank borrowings, purchasing property and equipment and working capital to support growth.

We maintain a $100.0 million revolving credit facility secured by a first priority lien on all of our assets. The underlying credit agreement expires in May 2008 and bears interest at prime or 25 basis points over prime depending upon our liquidity, as defined in the credit agreement. Alternately, at our discretion, we may borrow by entering into 30, 60 or 90-day LIBOR contracts at rates between 150 to 250 basis points over the respective LIBOR rates, depending on our liquidity. Our revolving credit facility includes an accordion loan feature that allows us to request a $20.0 million increase in the credit facility. The revolving credit facility has certain covenants and restrictions that we must comply with, which, as of March 31, 2007, we believe we were in compliance with, including:

•	funds borrowed can be used to purchase portfolios of charged-off receivables and for general corporate purposes;

•	leverage ratio (as defined in the revolving credit facility agreement) cannot exceed 1.5 to 1.0;

•	debt to total capitalization ratio (as defined in the revolving credit facility agreement) cannot exceed 1.25 to 1.0; and

•	tangible net worth must exceed $145.0 million plus 50% of net income after September 30, 2004, which required a balance of $204.6 million as of March 31, 2007.

During the three months ended March 31, 2007, we had borrowings of $17.0 million against our revolving credit facility for the funding of the investment in first quarter purchased receivables. There was $7.0 million outstanding on our revolving credit facility at March 31, 2007.

Proposed Financing

Under the terms of the proposed new financing as described in the Commitment Letter, we anticipate obtaining a new $100 million revolving credit facility (the “Proposed Revolving Credit Facility”) and a new $150 million term loan facility (the “Proposed Term Loan Facility” and, together with the Revolving Credit Facility, the “Proposed Facilities”). The following is a summary of the material terms set forth in the Commitment Letter as they relate to these Proposed Facilities.

Revolving Credit Facility. As with our current revolving credit facility, we anticipate using the Proposed Revolving Credit Facility as necessary to supplement our cash flows for acquisitions of purchased receivables, repayment of bank borrowings, purchasing property and equipment and working capital to support growth. We also anticipate that the Proposed Revolver would include an accordion loan feature that would allow us to request a $25.0 million increase in the credit facility, as well as sublimits for $10.0 million of letters of credit and for $10.0 of swingline loans. The Proposed Revolving Credit Facility would have a five-year term and would have a borrowing base to be mutually agreed upon in the definitive credit agreement.

Term Loan Facility. The Proposed Term Loan Facility is expected to consist of a $150 million term loan that we may borrow in a single draw upon the closing date. We anticipate making a single draw under the Proposed Term Loan Facility in the approximate amount of $150 million to fund the purchase of the shares under the tender offer, and all related fees and expenses, finance the purchase of stock under the Stock Repurchase Agreement and finance the special one-time dividend. The Proposed Term Loan Facility would mature on the sixth anniversary of the closing date and would amortize 1.0% per year for the first five years (in equal quarterly installments) and in amounts to be mutually agreed upon in the definitive credit agreement for the sixth year and with any remaining principal balance due at final maturity.

Interest and Fees. The Proposed Facilities are expected to bear interest at a rate per annum equal to, at our option, either:

•	a base rate, plus an applicable margin, determined by reference to the higher of (1) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.50%, and (2) the prime commercial lending rate as set forth by the administrative agent’s prime rate, or

•	a LIBOR rate, plus an applicable margin, determined by reference to the rate at which eurodollar deposits in the London interbank market for one, two, three, six or twelve months are quoted as adjusted for statutory reserve requirements for eurocurrency liabilities plus an applicable margin which is expected to be (1) for the Proposed Revolving Credit Facility, a percentage determined in accordance with a pricing grid based upon our ratio of funded debt to adjusted EBITDA, and (2) for the Proposed Term Loan Facility, 1.0% for base rate loans and 2.5% for adjusted LIBOR borrowings.

In addition to paying interest on outstanding principal under the Proposed Term Loan Facility, we will be required to pay a fee equal to the applicable margin per annum on the unused amounts of Proposed Revolving Credit Facility payable quarterly in arrears. We must also pay customary letter of credit fees and agency fees.

Voluntary Prepayments and Commitment Reductions. Voluntary prepayments and commitment reductions are expected to be permitted, in minimum amounts, as mutually agreed upon in the definitive credit agreement.

Mandatory Prepayments. We anticipate that the Proposed Facilities will have mandatory prepayments in amounts equal to:

•	100% of the net cash proceeds from any sale or other disposition of assets not in the ordinary course of business;

•	Commencing with the fiscal year ending on or about December 31, 2008, and each fiscal year end thereafter, a percentage of the annual excess cash flow based on the total funded debt to adjusted EBITDA;

•	100% of the net cash proceeds from the issuance of debt not allowed under the definitive credit agreement; and

•	50% of the net cash proceeds from the issuance of equity.

Collateral and Guarantors. The Proposed Facilities are expected to be guaranteed by us and all of AACC’s existing and future domestic subsidiaries, and is expected to be secured by substantially all of our existing and future property and assets and by a pledge of the capital stock of our guarantors and up to 66% of the voting capital stock of the top tier of any of our foreign subsidiaries.

Conditions to Borrowing; Rating. The closing of the definitive credit agreement and the initial funding thereunder, as well as the on-going availability of the Proposed Facilities will be subject to the satisfaction of customary conditions.

In addition, as part of the closing conditions, we received a debt rating from Moody’s Investors Service Inc. and Standard & Poor’s of B1 and BB, respectively.

Financial Covenants. Financial covenants are expected to include the following (with the definitions and levels to be mutually agreed upon in the definitive credit agreement):

•	Total liabilities to tangible net worth not greater than (a) 3.00:1.0 through December 30, 2007; (b) 2.50:1.0 on or after December 31, 2007 through December 30, 2008, (c) 2.00:1.0 on or after December 31, 2008 through December 30, 2009, (d) 1.75:1.0 on or after December 31, 2009 through December 30, 2010, or (e) 1.50:1.0 thereafter.

•	Total funded debt to adjusted EBITDA not greater than (a) 1.25:1.0 through December 30, 2008; (b) 1.125:1.0 on or after December 31, 2008 through December 30, 2010, or (c) 1.0:1.0 thereafter.

•	Tangible net worth not less than the sum of (a) $80.0 million, plus (b) 50% of positive consolidated net income.

Restrictive Covenants and Other Matters. The Proposed Facilities are expected to contain customary representations and warranties, affirmative and negative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, material inaccuracy of representations and warranties, violations of covenants and a change in control. If such an event of default occurs, the lenders under the Proposed Facilities would be entitled to take various actions, including the acceleration of amounts due under the Proposed Facilities and all actions permitted to be taken by a secured creditor.

Repayment of the Proposed Facilities. We plan to repay any obligations under the Proposed Facilities for our cash flow from operations.

Summary; No Assurances. The foregoing description is a summary of the material terms of the Proposed Facilities as set forth in the Commitment Letter, a copy of which is filed as exhibit to the Tender Offer Statement on Schedule TO of which this Offer to Purchase relates and which has been filed with the Securities and Exchange Commission. Since the terms the Commitment Letter are more detailed than the summary provided above, we urge you to read the actual provisions in the Commitment Letter. No assurance can be given that we will be able to negotiate acceptable terms for the Proposed Facilities as contemplated in the Commitment Letter.

No Alternative Financing Arrangements. In the event that we are unsuccessful in closing on the Proposed Facilities, we do not have any alternative financing arrangements and the Recapitalization Plan, including the tender offer, would be terminated. However, the credit agreement for our current $100 million revolving credit facility would continue in effect until its expiration in May 2008. See Section 7.

Section 10. Certain financial and other information concerning AACC

General. Since 1962, AACC has been purchasing and collecting defaulted or charged-off accounts receivable portfolios from consumer credit originators. Charged-off receivables are the unpaid obligations of individuals to credit originators, such as credit card issuers, consumer finance companies, healthcare providers, retail merchants, telecommunications and utility providers. Since these receivables are delinquent or past due, we are able to purchase them at a substantial discount. AACC believes that it is well positioned to acquire charged-off accounts receivable portfolios as a result of its long-standing history in the industry, relationships with debt sellers, consistency of performance and attention to post-sale service.

Unlike some third party collection agencies that typically attempt to collect the debt only for a period of three to six months, AACC generally takes a long-term approach, in excess of five years, to the collection effort as we are the owners of the debt. AACC applies an approach that encourages cooperation with the debtors to make a lump sum settlement payment in full or to formulate a repayment plan. For those debtors who we believe have the ability to repay the debt but who are unwilling to do so, we will proceed with legal remedies to obtain our collections when permitted by law. Through our strategy of holding the debt for the long-term, we have established a methodology of converting debtors into paying customers. In addition, our approach allows us to invest in various collection management and analysis tools that may be too costly for short-term oriented collection agencies, as well as to pursue legal collection strategies as appropriate. In many cases, we continue to receive collections on individual portfolios for ten years from the date of purchase.

Principal Business. AACC purchases and collects charged-off consumer receivable portfolios for its own account as it believe this affords them the best opportunity to use long-term strategies to maximize our profits. From January 1, 1997 through December 31, 2006, AACC has purchased

740 consumer debt portfolios, with an original charged-off face value of $27.0 billion for an aggregate purchase price of $579.4 million, or 2.14% of face value, net of buybacks.

AACC has made purchases across more than 20 different asset types from over 150 different debt sellers since 2000 by selectively deploying its capital in the primary, secondary and tertiary markets where typically between one and three collection agencies have already attempted to collect on the accounts included in the portfolios we acquired.

When considering whether to purchase a portfolio, we conduct a quantitative and qualitative analysis of the portfolio to appropriately price the debt and determine whether the portfolio will yield collections consistent with our goals. This analysis includes the use of our pricing and collection probability model and draws upon our extensive experience in the industry.

AACC purchases its portfolios in response to a request to bid received via e-mail or telephonically. In addition to these requests, we have developed a marketing and acquisitions team that contacts and cultivates relationships with known and prospective sellers of portfolios in our core markets and in new markets for asset types. We have purchased portfolios from over 150 different debt sellers since 2000, including many of the largest consumer lenders in the United States. Although 10% or more of the funds invested in our purchases in a year may be paid to a single debt seller, historically, we have not purchased more than 10% from the same debt seller in consecutive years. During 2006, we maintained and entered into forward flow contracts that commit a debt seller to sell a steady flow of charged-off receivables to us and commit us to purchase receivables for a fixed percentage of the face value.

We purchase our portfolios through a variety of sources, including consumer credit originators, private brokers or agents and debt resellers. Debt resellers are debt purchasers that sell some or all of the debt they purchase. Generally, the portfolios are purchased either in competitive bids through a sealed bid or, in some cases, through an on-line process or through privately-negotiated transactions between the credit originator or other holders of consumer debt and us.

The age of a charged-off consumer receivables portfolio, or the time since an account has been charged-off, is an important factor in determining the price at which we will offer to purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price at which we will purchase the portfolio. This relationship is due to the fact that older receivables are typically more difficult to collect.

Selected Historical and Pro Forma Financial Information.

Historical Financial Information. We incorporate by reference herein the financial statements and notes thereto included in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007. You should refer to the above for instructions on how you can obtain copies of our filings with the Securities and Exchange Commission, including filings that contain our financial statements.

Selected Historical and Pro Forma Financial Information. The following tables show:

•	Selected historical financial information for the fiscal year ended December 31, 2006 and the quarter ended March 31, 2007.

•	Selected pro forma financial information as of and for the same period, assuming:

•	the purchase of 1,858,000 shares in the tender offer at the maximum purchase price of $20.00 per share for an aggregate purchase price of $37.2 million;

•	the repurchase of 1,892,000 shares from the Sellers pursuant to the Stock Repurchase Agreement at the maximum purchase price of $20.00 per share for an aggregate purchase price of $37.8 million;

•	the payment of the special on-time cash dividend of $75.0 million intended to be payable after the consummation of the tender offer;

•	the funding of these transactions by borrowing approximately $150 million under the term loan credit facility on the terms described in Section 9; and

•	the payment of related fees and expenses estimated to be approximately $2.5 million.

No assurance can be given that we will be able to negotiate acceptable terms for our proposed new credit facility of which $150 million term loan is a part or that the amount we will be able to negotiate will be sufficient to fund the transactions described above.

The selected unaudited pro forma information is based on our historical financial information for the fiscal year ended December 31, 2006 and the quarter ended March 31, 2007 and gives effect to the transactions described above as if they were completed at the beginning of our 2006 fiscal year and our quarter ended March 31, 2007 for income statement information and on March 31, 2007 for balance sheet information. The historical financial information has been adjusted to give effect to pro forma items that are (i) directly attributable to the transactions, and (ii) factually supportable.

The pro forma financial information is intended for informational purposes only and does not purport to represent what our results of operations and financial condition would have been had the transactions described above actually occurred as of the dates indicated, nor does it project our results of operations for any future period or our financial condition at any future date.

The selected historical financial data and the pro forma financial information should be read in conjunction with our historical financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and quarterly report on Form 10-Q for the quarter ended March 31, 2007, which have been filed with the Securities and Exchange Commission and are incorporated by reference into this Offer to Purchase.

	Fiscal Year Ended
	December 31, 2006				Quarter Ended March 31, 2007
	Historical		Pro Forma		Historical		Pro Forma

Income statement data:
Total revenues	$254,872,766		$254,872,766		$67,306,027		$67,306,027
Income from operations	$71,686,628		$71,686,628		$16,003,303		$16,003,303
Interest income (expense), net(1)	$1,389,039		$(11,274,044)		$(248,091)		$(3,413,862)
Net income(2)	$45,517,998		$37,590,908		$9,851,253		$7,869,480
Weighted average shares outstanding(3):
Common stock—basic	36,589,408		32,839,408		34,718,820		30,968,820
Common stock—diluted	36,620,577		32,870,577		34,725,992		30,975,992
Earnings per share:
Common stock—basic	$1.24		$1.14		$0.28		$0.25
Common stock—diluted	$1.24		$1.14		$0.28		$0.25
Ratio of earnings to fixed charges(4)	112.02	x	61.66	x	6.39	x	5.67x

	Quarter Ended March 31, 2007
	Historical	Pro Forma

Balance sheet data:
Total assets(5)	$352,193,843	$353,750,322
Current portion of long-term debt	$-0-	$-0-
Current liabilities, less current portion of long-term debt(6)	$18,883,457	$23,274,209
Long-term debt(7)	$7,000,000	$157,000,000
Other long-term liabilities	$60,885,930	$60,885,930
Total stockholders’ equity(8)	$265,424,456	$112,590,183
Shares outstanding	34,698,625	30,948,625
Net book value per share	$7.65	$3.64

(1)	Represents incremental interest expense related to the term loan credit facility of $12.4 million and $3.1 million for the year ended December 31, 2006 and quarter ended March 31, 2007, respectively, assuming a rate of 8.25%, which was the blended 2006 rate for interest paid on our line of credit. A 1/8% change in the interest rate on our pro forma indebtedness would change pro forma interest expense by approximately $0.2 million on an annual basis. The adjustment also includes amortization of deferred financing costs of $0.3 million and $0.1 million for the year ended December 31, 2006 and quarter ended March 31, 2007, respectively.
(2)	Includes the impact of the estimated tax effect resulting from the pro forma adjustments at an income tax rate of 37.4%.
(3)	Reflects the reduction in the weighted average number of shares outstanding resulting from this offer and the Stock Repurchase Agreement.
(4)	The ratio of earnings to fixed charges for the fiscal year ended December 31, 2005 was 146.05x.
(5)	Reflects $1.6 million in debt issuance costs to be capitalized and amortized over future periods.
(6)	Includes the following: (i) accrued interest of $3.1 million, (ii) a $1.2 million reduction in income taxes payable for the income tax expense benefit associated with the transactions, and (iii) debt issuance costs of $2.5 million.
(7)	Reflects an increase in long-term borrowings to finance $75.0 million of share repurchases pursuant to the tender offer and the Stock Repurchase Agreement and the $75.0 million special dividend.
(8)	Reflects a reduction of $152.8 million in shareholders’ equity consisting of (i) $75.0 million for the repurchase of common stock pursuant to the tender offer and the Stock Repurchase Agreement, (ii) $75.0 million for the anticipated special cash dividend, and (iii) the impact to retained earnings of $2.8 million for offering costs and accrued interest, and the related tax effects.

Available information. AACC is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports and other information relating to its business, financial condition and other matters. AACC is required to disclose in these periodic reports certain information, as of particular dates, concerning the AACC directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of AACC and any material interest of such persons in transactions with AACC. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, AACC has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains periodic reports and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Incorporation By Reference. AACC’s annual report on Form 10-K for the year ended December 31, 2006 and its quarterly reports on Form 10-Q for the quarter ended March 31, 2007 are incorporated herein by reference and shall be deemed to be a part hereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded.

Stockholders can obtain any of the documents incorporated by reference in this document from AACC or from the Securities and Exchange Commission’s web site at the address described above. Documents incorporated by reference are available from AACC without charge, excluding any exhibits to those documents. Stockholders can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from AACC at 28405 Van Dyke Avenue, Warren, Michigan 48093, Attn: Pam Davis; telephone: (586) 939-9600. Any stockholder requesting information should be sure to include his or her complete name and address in the request. If a stockholder requests any incorporated documents, AACC will mail the requested material by first class mail, or another equally prompt means, as soon as practicable after AACC receives the request.

Section 11.	Interest of directors and executive officers; transactions and arrangements concerning shares.

As of May 8, 2007, AACC had 34,698,625 issued and outstanding shares, excluding 3,685,000 shares of common stock reserved for issuance under its 2004 stock incentive plan, of which 354,950 shares are subject to outstanding options (328,027 shares), restricted stock (25,114 shares) and deferred stock units (1,809 shares) and 3,330,050 shares are currently reserved for issuance under the plan (none of which have been issued). The 1,858,000 shares that AACC is offering to purchase represent approximately 5.4% of the shares outstanding on May 8, 2007.

Participation in Tender Offer. The following officers of AACC have indicated their non-binding intention to tender shares in the amounts set forth in the table below on the terms and conditions set forth in this Offer to Purchase. None of the directors and no other officers or affiliates of AACC have indicated their intention to tender shares pursuant to the tender offer. There can be no assurance that the persons listed in the table below will in fact tender the number of shares indicated, nor can there be any assurance that other directors, officers or affiliates of AACC will not decide to tender shares.

Name	Position	Number of Shares

Phillip L. Allen	Vice President—Operations	24,915
Deborah Everly	Vice President—Marketing & Acquisitions	24,915
Deanna S. Hatmaker	Vice President—Human Resources	–
Edwin L. Herbert	Vice President—General Counsel	–
Michael T. Homant	Vice President—Information Technology	14,000
Diane M. Kondrat	Vice President—Legal Collections	24,915
James Christopher Lee	Vice President—Strategy and Analysis	–

Participation under Stock Repurchase Agreement. Under the Stock Repurchase Agreement, we have agreed to repurchase a number of the Sellers’ shares required to maintain each Seller’s pro rata beneficial ownership interest in AACC, upon the closing of the tender offer. The Sellers, being AAC Quad-C Investors LLC, Mr. Bradley (individually and with respect to the shares beneficially owned by him and described below in this Section 11) and Mr. Redman (individually and with respect to the shares beneficially owned by him and described below in this Section 11), currently own beneficially approximately 35.6%, 12.2% and 2.6%, respectively, of our outstanding shares of common stock, and have elected not to tender any shares in the tender offer. Assuming AACC acquires 1,858,000 shares in the tender offer, 32,840,625 shares will be outstanding immediately after the tender offer and AACC would then repurchase another 1,892,000 shares in the aggregate pursuant to the Stock Repurchase Agreement on the 11th business day after the tender offer, with 1,335,000 shares, 459,000 shares and 98,000 shares to be repurchased from AAC Quad-C Investors LLC, Mr. Bradley and Mr. Redman, respectively.

Share Ownership—Management and Directors; Principal Stockholders. The following table sets forth, as to each director and executive officer, as well as any other person known by AACC to have been a beneficial owner of more than 5% of AACC’s common stock as of March 31, 2007, the following information:

•	the number of shares and percentage beneficially owned as of March 31, 2007 (including shares under exercisable options);

•	assuming AACC purchases 1,858,000 shares of common stock in the tender offer and 1,892,000 shares of common stock from the Sellers pursuant to the Stock Repurchase Agreement, resulting in total outstanding shares of 30,948,625, and that the executive officers tender shares as indicated earlier in this Section 11, the percentage beneficially owned after consummation of both the tender offer and the Stock Repurchase Agreement.

The address of the listed directors and officers is c/o AACC, 28405 Van Dyke Avenue, Warren, Michigan 48093.

		Shares Beneficially		Number of Shares	Shares Beneficially
		Owned Before Tender		Purchased in	Owned After Tender
		Offer and Stock		Tender Offer or	Offer and Stock
		Repurchase Agreement		Stock Repurchase	Repurchase Agreement
Name	Position	Number	Pctg.	Agreement	Number	Pctg.

Management and Directors
Nathaniel F. Bradley IV(a)	Chairman of the Board,	4,243,884	12.2%	459,000	3,784,884	12.2%
	President and Chief
	Executive Officer
Jennifer L. Adams(b)	Director	41,070	*	—	41,070	*
Terrence D. Daniels(c)(d)	Director	12,400,472	35.6%	1,335,000	11,065,472	35.6%
Donald Haider(e)	Director	42,720	*	1,335,000	42,720	*
Anthony R. Ignaczak(c)(f)	Director	12,400,472	35.6%		11,065,472	35.6%
William I Jacobs(g)	Director	36,062	*	—	36,062	*
Eugene Lockhart(h)	Director	46,996	*	—	46,996	*
William F. Pickard(i)	Director	30,187	*	—	30,187	*
Mark A. Redman(j)	Senior Vice President,	903,033	2.6%	98,000	805,033	2.6%
	Chief Financial Officer,
	Secretary and Treasurer
Phillip L. Allen	Vice President —	74,747	*	24,915	49,832	*
	Operations
Deborah Everly	Vice President —	75,078	*	24,915	50,163	*
	Marketing
	and Acquisitions
Deanna S. Hatmaker	Vice President —	—	—	—	—	—
	Human Resources
Edwin L. Herbert	Vice President —	—	—	—	—	—
	General Counsel
Michael T. Homant	Vice President —
	Information Technology	28,002	*	14,000	14,002	*
Diane M. Kondrat	Vice President —
	Legal Collections	83,053	*	24,915	58,138	*
James Christopher Lee	Vice President —
	Strategy & Analysis	—	—	—	—	—
All directors and executive officers as a group
(16 persons)(k)	—	18,049,300	51.6%	1,980,745	16,068,555	51.9%
Other Principal Stockholders
AAC Quad-C Investors LLC(l)	—	12,356,476	35.1%	1,335,000	11,021,476	35.1%
Earnest Partners, LLC(m)	—	4,993,961	14.4%	—	4,993,961	16.1%

*	Represents less than 1% of the total number of outstanding shares.

(a)	Includes 1,207,340 shares held by trusts of which Mr. Bradley is co-trustee with his spouse, and 186,520 shares held by a trust of which Mr. Bradley’s spouse is sole trustee. Includes 15,000 shares subject to an option, which is presently exercisable. The shares eligible for repurchase under the Stock Repurchase Agreement include all of the 4,243,884 shares beneficially owned before this tender offer. Assuming AACC purchases 1,858,000 shares of common stock in the tender offer, then a total of 1,892,000 shares will be repurchased from the Sellers under the Stock Repurchase Agreement, of which 459,000 shares will be repurchased from those shares beneficially owned by Nathaniel F. Bradley IV.

(b)	Includes 40,070 shares subject to options which are presently exercisable.

(c)	The shares of common stock beneficially owned by Messrs. Daniels and Ignaczak consist of 12,356,476 shares held by AAC Quad-C Investors LLC. Messrs. Daniels and Ignaczak serve as managers of AAC Quad-C Investors LLC and each of them has shared voting and investment power with respect to the shares held by AAC Quad-C Investors LLC. Messrs. Daniels and Ignaczak disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Assuming AACC purchases 1,858,000 shares of common stock in the tender offer, then a total of 1,892,000 shares will be repurchased from the Sellers under the Stock Repurchase Agreement, of which 1,335,000 shares will be repurchased from AAC Quad-C Investors LLC.

(d)	Includes 43,996 shares subject to options which are presently exercisable.

(e)	Including 41,720 shares subject to options which are presently exercisable.

(f)	Includes 43,996 shares subject to options which are presently exercisable.

(g)	Includes 29,062 shares subject to options which are presently exercisable.

(h)	Includes 43,996 shares subject to options which are presently exercisable.

(i)	Includes 30,187 shares subject to options which are presently exercisable.

(j)	The shares eligible for repurchase under the Stock Repurchase Agreement include all of the 903,033 shares beneficially owned before this tender offer. Assuming AACC purchases 1,858,000 shares of common stock in the tender offer, then a total of 1,892,000 shares will be repurchased from the Sellers under the Stock Repurchase Agreement, of which 98,000 shares will be repurchased from those shares beneficially owned by Mark A. Redman.

(k)	The 12,356,476 shares held beneficially by Messrs. Daniels and Ignaczak by virtue of their respective positions as managers of AAC Quad-C Investors LLC are counted once for purposes of calculating the shares beneficially owned by all directors and executive officers as a group. Includes 288,027 shares subject to options which are presently exercisable.

(l)	AAC Quad-C Investors LLC has sole voting and investment power over the 12,356,476 shares. Quad-C Partners VI, LP holds a 98.5222% membership interest in AAC Quad-C Investors LLC, and, as such, may be deemed to beneficially own 12,173,868 shares of common stock held by AAC Quad-C Investors LLC. Quad-C Advisors VI, LLC is the general partner of Quad-C Partners VI, LP, and, as such, may be deemed to beneficially own 12,173,86 shares of common stock held by AAC Quad-C Investors LLC. The address for AAC Quad-C Investors LLC is 230 East High Street, Charlottesville, VA 22902. Assuming AACC purchases 1,858,000 shares of common stock in the tender offer, then a total of 1,892,000 shares will be repurchased from the Sellers under the Stock Repurchase Agreement, of which 1,335,000 shares will be repurchased from AAC Quad-C Investors LLC.

(m)	Earnest Partners, LLC has sole power to dispose of 4,993,911 shares, sole power to vote 1,354,625 of these shares and shared power to vote 1,694,936 of these shares. The address for Earnest Partners, LLC is 1180 Peachtree Street NE, Suite 2300, Atlanta, GA 30309. Does not assume that Earnest Partners, LLC will participate in the tender offer.

Agreements, Arrangements or Understandings.

2004 Stock Incentive Plan. AACC’s 2004 Stock Incentive Plan (the “Incentive Plan”) provides for the grant of restricted stock, restricted stock units, nonqualified stock options, incentive stock options, stock appreciation rights, deferred stock units, performance share awards, including cash, at any time prior to February 2, 2014. A total of 3,700,000 shares of common stock have been set aside for issuance under the Incentive Plan. The Incentive Plan is administered by the compensation committee of the board of directors (the “Compensation Committee”). All of the terms relating to vesting or other restrictions of restricted stock awards or restricted stock unit grants will be determined by the Compensation Committee. Options granted under the Incentive Plan may be either incentive stock options under Section 422 of the Code or nonqualified stock options. The terms of options granted under the Incentive Plan will be set forth in agreements between AACC and the recipients and will be determined by the Compensation Committee. The exercise price will not be less 100% of the fair market value of the shares on the date of grant and, for incentive stock options, the exercise price must be at least 110% of fair market value if the recipient is the holder of more than 10% of AACC’s stock. All of the terms relating to the satisfaction of performance goals, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award, and any other terms and conditions of any performance award will be determined by the Compensation Committee and included in an agreement between the recipient and AACC.

In December 2006, AACC amended its Incentive Plan to permit its directors to elect to receive quarterly awards of deferred stock units in place of cash retainer payments in 2007, in increments of twenty-five percent, fifty percent, seventy-five percent or one hundred percent of the amount of the director’s retainer. The election must be made in advance of the calendar year for which payment is earned, and cannot be revoked. The cash retainer is converted to a deferred stock unit on a dollar for dollar basis. The shares underlying the deferred stock units are issuable upon the occurrence of specified events elected by the director in advance of the calendar year for which payment is earned.

In April 2007, AACC’s board of directors approved an amendment and restatement of the Incentive Plan for purposes of effecting several clarifying changes, none of which were determined to require stockholder approval. Additionally, in April 2007, AACC’s board of directors approved a further amendment and restatement to the Incentive Plan, contingent upon receipt of stockholder approval at the Annual Meeting scheduled for May 22, 2007. The contingent amendment proposed by AACC includes an expansion of the current anti-dilution provision to include more circumstances under which adjustments would be required to prevent dilution or enlargement of the benefits or potential benefits that are intended to be made available under the Incentive Plan. An expansion of the anti-dilution provision would permit the compensation committee administering the Incentive Plan to adjust the terms of awards under the Incentive Plan so that award holders are not enriched or dispossessed of value as a result of transactions having a neutral effect on stockholders such as a reclassification of common stock, stock dividend, recapitalization, stock split, merger, consolidation, spin-off, etc. The contingent amendment also proposes a revision of the Incentive Plan’s amendment provision to require stockholder approval for the Incentive Plan amendments only when required by law or when the board of directors determines that stockholder approval is desirable for tax, securities, stock exchange, or other purposes. Previously, the Incentive Plan required stockholder approval for any material changes in the Incentive Plan, such as increasing benefits and expanding the class of individuals eligible for awards under the Incentive Plan. In the event that the stockholders approve the proposed amendments, the revised anti-dilution provisions of the Incentive Plan will result in an adjustment to the terms of awards in the event AACC decides to issue the special one-time dividend as part of the Recapitalization.

On February 16, 2007, we granted deferred stock units pursuant to our Incentive Plan (“DSU’s”) to those directors described below who elected to receive DSU’s in lieu of all or part of the annual retainer fees payable for services as a member of our Board of Directors. The DSU’s convert to shares of our common stock on a one-for-one basis.

Number of
Grantees	Deferred Stock Units *

Jennifer L. Adams	402
Terrence D. Daniels	402
Donald Haider	201
Anthony R. Ignaczak	402
Eugene L. Lockhart	402

*	The DSU’s are immediately vested and settlement will occur in a single lump sum as soon as practicable upon the occurrence of one or more of the following events as selected by each grantee: (i) death of reporting person; (ii) disability of reporting person; (iii) change in control of Asset Acceptance Capital Corp.; or (iv) other separation of the reporting person’s service to Asset Acceptance Capital Corp.

Other. Based on AACC’s records and on information provided to AACC by its directors, executive officers, affiliates and subsidiaries, neither AACC nor any of its affiliates or subsidiaries nor, to the knowledge of AACC, any of AACC or its subsidiaries, directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving shares of common stock during the 60 days prior to May 8, 2007, except for outstanding options to purchase shares of common stock granted to certain directors and officers (including executive officers) and the DSU’s described above, as reported on Forms 3 or 4 filed with the Securities Exchange Commission, and except as otherwise described in this Offer to Purchase or as described in AACC’s Form 10-K for the year ended December 31, 2006, neither AACC nor, to the best knowledge of AACC, any of AACC’s affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the tender offer or with respect to any of AACC’s securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Section 12. Legal matters; regulatory approvals

Except as described above, AACC is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by AACC as contemplated by the tender offer. Should any approval or other action be required, AACC presently contemplates that it will seek that approval or other action. AACC is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligation of AACC under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

Section 13. U.S. federal income tax consequences

The following discussion of the United States federal income tax consequences of our offer was, within the meaning of Internal Revenue Service Circular 230 Disclosure requirements, written for the purpose of promoting our offer, but it was not written or intended to be used, and cannot be used, by a stockholder or any other party for the purpose of avoiding sanctions, including federal tax penalties, under the Internal Revenue Code of 1986, as amended. You should consult your own tax advisor as to the particular United States federal income tax consequences to you of tendering shares pursuant to our offer and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.

General. The following summary describes the material United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, S corporations, expatriates of the United States, persons who are subject to alternative minimum tax, persons that have a “functional currency” other than the United States dollar, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. You should consult your tax advisor as to the particular tax consequences to you of participation in this tender offer. Those stockholders who do not participate in the tender offer should not incur any United States federal income tax liability from the tender offer. Moreover, this summary assumes that the provisions of Section 5881 of the Code are not applicable to any payments made by AACC pursuant to the tender offer.

In addition, except as otherwise specifically noted, this summary applies only to holders of shares that are “United States holders.” For purposes of this discussion, a “United States holder” means a holder of shares that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

Holders of shares who are not United States holders (“foreign stockholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

Characterization of the Purchase. The purchase of a United States holder’s shares by AACC under the tender offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a United States holder will, depending on the United States holder’s particular circumstances, be treated either as having sold the United States holder’s shares or as having received a distribution in respect of stock from AACC.

Under Section 302 of the Code, a United States holder whose shares are purchased by AACC under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the United States holder’s equity interest in AACC;

•	results in a “substantially disproportionate” redemption with respect to the United States holder; or

•	is “not essentially equivalent to a dividend” with respect to the United States holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

Treatment of Tender Offer as Sale or Exchange. If a United States holder satisfies any of the Section 302 tests explained below, the United States holder will be treated as if it sold its shares to AACC and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the United States holder’s adjusted tax basis in the shares surrendered in exchange therefore. This gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by AACC under the tender offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by AACC from a United States holder under the tender offer. In certain circumstances, a holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased by AACC in the event of proration under the tender offer. This right of designation is not available, however, with respect to shares held in the AACC 401(k) Profit Sharing Plan and Trust. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation. Under the “wash sale” rules of Section 1091 of the Code, losses recognized on shares sold pursuant to the tender offer will be disallowed to the extent the United States holder acquires shares of AACC within thirty days before or after the date the shares are purchased pursuant to the tender offer and in that event, the basis and holding period will be adjusted to reflect the disallowed loss.

Treatment of Tender Offer as a Dividend or Distribution. If a United States holder does not satisfy any of the Section 302 tests explained below, the purchase of a United States holder’s shares by AACC under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the United States holder. Instead, the entire amount received by a United States holder with respect to the purchase of its shares by AACC under the tender offer will be treated as a distribution to the United States holder with respect to its shares under Section 301 of the Code, taxable as a dividend at ordinary income tax rates to the extent of the United States holder’s share of the available current and accumulated earnings and profits (within the meaning of the Code) of AACC. However, under the Jobs and Growth Tax Reconciliation Act of 2003, capital gains rates may apply to most dividends received by individuals, estates and trusts after December 31, 2002 and before January 1, 2009 (see below). To the extent the amount exceeds the United States holder’s share of the available current and accumulated earnings and profits of AACC, the excess first will be treated as a tax-free return of capital to the extent of the United States holder’s adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). The determination of whether a corporation has current or accumulated earnings or profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, it is unclear whether all or any portion of the amount received by a United States holder with respect to the purchase of its shares by AACC under the tender offer that is not treated as a sale or exchange under Section 302 of the Code will constitute a dividend. To the extent that a purchase of a United States holder’s shares by AACC under the tender offer is treated as the receipt by the United States holder of a dividend, the United States holder’s remaining adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder. If all the stockholder’s stock is redeemed but the redemption is considered dividend-equivalent because of the attribution rules of Section 318 of the Code, Example (2) of Treas. Reg. Section 1.302-2(c) provides for the transfer of the basis of the shares of the redeemed stockholder to the shares of a related person whose stock was attributed to the redeemed stockholder.

The Jobs and Growth Tax Reconciliation Act of 2003 significantly altered the treatment of dividends and long term capital gains of individuals. Under this legislation, dividends received in taxable years beginning after 2002 and prior to 2009, and long term capital gains on sales and exchanges (and payments received) after May 6, 2003 and before January 1, 2009, by individuals are taxed at a maximum rate of 15%. The rate applicable to individuals with taxable income at or below $28,400 (if single) or $56,800 (if married and filing jointly) is 5% through the end of 2007 (0% in 2008). In order to qualify for the special rate for dividends, the shares must have been held for more than 60 days during the 120 day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (in this case, prior to the repurchase date) and the taxpayer cannot be under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. As such, these changes may impact the tax consequences of this tender offer to certain United States holders.

Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. A stockholder in a corporation is treated as owning that stockholder’s proportionate share of any stock owned, directly or indirectly, by that corporation only if the stockholder actually or constructively owns 50% or more of the value of the stock of the corporation. More specifically, under Section 318 of the Code a stockholder will be considered to own all or a portion of any shares owned directly or indirectly by his or her parents, spouse, children and grandchildren; by a partnership of which the stockholder is a partner; by a trust of which the stockholder is a beneficiary or is treated as the owner for tax purposes; by an estate of which the stockholder is a beneficiary; or by a corporation in which the stockholder owns 50% or more value of the stock. In addition, a stockholder will be considered to own shares that the stockholder has an option to acquire. Also, a stockholder that is a partnership, estate, trust, or corporation may be considered to own shares owned by its parents, grantors, beneficiaries, or stockholders, as the case may be, but there is generally no “double” attribution from such partnership, trust estate or corporation to another stockholder. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances. For purposes of the attribution rules, an S corporation is treated as a partnership and any stockholder of an S corporation is treated as a partner in a partnership.

Contemporaneous dispositions or acquisitions of stock by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 have been satisfied. United States holders should consult their tax advisors regarding the treatment of other sales of shares that may be integrated with the purchase of their shares by AACC under the tender offer. Additionally, AACC cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause AACC to accept fewer shares than are tendered. Therefore, no assurance can be given that AACC will purchase a sufficient number of a United States holder’s shares under the tender offer to ensure that the United States holder receives sale treatment, rather than dividend treatment, for United States federal income tax purposes under the rules discussed below.

Section 302 Tests. One of the following tests must be satisfied in order for the purchase of shares by AACC under the tender offer to be treated as a sale or exchange for federal income tax purposes:

Complete Termination Test. The purchase of a holder’s shares by AACC under the tender offer will result in a “complete termination” of the holder’s equity interest in AACC if all of the shares that are actually or constructively owned by the holder are sold under the tender offer, provided that no shares of any other class of stock in AACC are actually or constructively owned by the holder. If the tender offer is prorated, the shares not purchased due to such proration must be taken into account in determining whether a “complete termination” has occurred. With respect to shares owned by certain related individuals, the holder may be entitled to and may waive, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the holder. Holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

Substantially Disproportionate Test. The purchase of a holder’s shares by AACC under the tender offer will result in a “substantially disproportionate” redemption with respect to the holder if, among other things, the percentage of the then outstanding stock actually and constructively owned by the holder immediately after the purchase is less than 80% of the percentage of such shares actually and constructively owned by the holder immediately before the purchase (treating as outstanding all shares purchased under the tender offer).

Not Essentially Equivalent to a Dividend Test. The purchase of a holder’s shares by AACC under the tender offer will be treated as “not essentially equivalent to a dividend” if the reduction in the holder’s proportionate interest in AACC as a result of the purchase constitutes a “meaningful reduction” given the holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the tender offer will be “not essentially equivalent to a dividend” will depend upon the stockholder’s particular facts and circumstances. Holders should consult their tax advisors as to the application of this test in their particular circumstances

Corporate Stockholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under the tender offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations under Section 243 of the Code. Therefore, the dividends-received deduction may not be available if a corporate United States holder does not satisfy certain holding period requirements with respect to its shares or if its shares are treated as “debt-financed portfolio stock” within the meaning of Section 246A of the Code. In addition, in certain circumstances amounts received by a corporate United States holder pursuant to the tender offer that is treated as a dividend will constitute an “extraordinary dividend” under Section 1059 of the Code. If any such amount were treated as an “extraordinary dividend,” a corporate United States holder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed) and, if such portion exceeds the corporate United States holder’s adjusted tax basis in its shares, to treat the excess as gain from the sale of such shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the corporate United States holder’s adjusted tax basis in the shares that were sold, without regard to other shares that the corporate United States holder may continue to own.

Corporate United States holders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

Foreign Stockholders. Generally, the depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid under the tender offer to a foreign stockholder (as defined in Section 3) or his agent, unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding otherwise applies or that proceeds received by the foreign stockholder are entitled to capital gains treatment. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a foreign stockholder being subject to reduced withholding and for obtaining a refund of all or a portion of any tax withheld. Foreign stockholders generally will not be subject to United States federal income or withholding tax on any gain realized on the purchase of shares by AACC in the tender offer unless (i) the gain is effectively connected with the conduct by such foreign stockholder of a trade or business in the United States (in which case the branch profits tax discussed below may also apply if the foreign stockholder is a corporation); or (ii) the foreign stockholder is an individual and is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or (iii) AACC is or has been a U.S. real property holding corporation (a “USRPHC”) for United States federal income tax purposes (which AACC does not believe that it has been, currently is, or will likely become) at any time within the shorter of the five-year period preceding the purchase and such foreign stockholder’s holding period. Even if AACC were or were to become a USRPHC at any time during this period, gains realized upon the purchase pursuant to the tender offer by a foreign stockholder that did not directly or indirectly own more than 5% of the shares during this period generally would not be subject to United States federal income tax, provided that the shares are “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). AACC believes that the shares are and at the time the shares would be purchased pursuant to the tender offer will be considered to be “regularly traded on an established security market.” If a foreign stockholder does not satisfy any of the Section 302 tests explained above, the purchase of a foreign stockholder’s shares by AACC under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the foreign stockholder. Instead, the entire amount received by the foreign stockholder with respect to the purchase of its shares by AACC under the tender offer will be treated as a distribution to the foreign stockholder with respect to its shares under Section 301 of the Code, and treated as a dividend to the extent of the foreign stockholder’s allocable share of the available current and accumulated earnings and profits (within the meaning of the Code) of AACC. Dividends paid to foreign stockholders are subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or, if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a foreign stockholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such foreign stockholder) and an IRS form that is available from the depositary is filled with AACC. A dividend that is effectively connected with the conduct of a trade or business in the United States by a foreign stockholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such foreign stockholder) will be exempt from the withholding tax described above and subject instead (i) to the United States federal income tax on net income that generally applies to United States persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, a lower treaty rate)

branch profits tax that in general is imposed on its “effectively connected earnings and profits” (within the meaning of the Code) for the taxable year, as adjusted for certain items.

Stockholders Who Do Not Receive Cash Under The Tender Offer. Stockholders whose shares are not purchased by AACC under the tender offer should not incur any United States federal income tax liability as a result of the completion of the tender offer.

Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.

Personal Tax Advice. Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, as well as the proposed special one-time cash dividend, including without limitation the applicability and effect of the constructive ownership rules, any state, local and foreign tax laws, and any proposed changes in applicable tax laws.

Section 14. Extension of the tender offer; termination; amendment

AACC expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by AACC to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. AACC also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement. AACC’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that AACC must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, AACC further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by AACC to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer.

Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which AACC may choose to make a public announcement, except as required by applicable law, AACC shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

If AACC materially changes the terms of the tender offer or the information concerning the tender offer, AACC will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (1) AACC increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the tender offer will be extended until the expiration of such ten business day period.

Section 15. Fees and expenses

AACC has retained MacKenzie Partners, Inc. to act as information agent, J.P. Morgan Securities Inc. to act as dealer manager and LaSalle Bank, National Association to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent, dealer manager and depositary will receive reasonable and customary compensation for its services as information agent, dealer manager and depositary. The amount of such compensation is not material to the financial position or results of operations of AACC and its subsidiaries. The information agent, dealer manager and depositary will also be reimbursed by AACC for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.

No fees or commissions will be payable by AACC to brokers, dealers, commercial banks or trust companies (other than fees to the information agent, dealer manager and depositary) for soliciting tenders of shares under the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. AACC, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of AACC, the dealer manager, the information agent or the depositary for purposes of this tender offer. AACC will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 8 in the letter of transmittal.

Section 16. Miscellaneous

AACC is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If AACC becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, AACC will make a good faith effort to comply with the applicable law. If, after such good faith effort, AACC cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, AACC has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning AACC.

AACC has not authorized any person to make any recommendation on behalf of AACC as to whether stockholders should tender or refrain from tendering shares in the tender offer or as to the price or prices at which stockholders may choose to tender shares. AACC has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the letter of transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by AACC.

Asset Acceptance Capital Corp.

May 9, 2007

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder, or that stockholder’s broker, dealer, commercial bank, trust company or nominee, to the depositary at one of its addresses set forth below.

The depositary for the tender offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
LaSalle Bank, N.A. Attn: Corporate Action Dept. P. O. Box 3344 480 Washington Boulevard, 27th Floor South Hackensack, NJ 07310 (201) 680-4860	For Eligible Institutions Only: (201) 680-4626 For Confirmation Only Telephone: (201) 680-4860	LaSalle Bank, N.A. Attn: Corporate Action Dept. 480 Washington Boulevard, 27th Floor South Hackensack, NJ 07310 (201) 680-4860

Questions or requests for assistance or additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to the information agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The information agent for the tender offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

The dealer manager for the tender offer is:

277 Park Avenue, 9th Floor
New York, NY 10172
(212) 622-2922 (Call Collect)
(877) 371-5947 (Call Toll Free)